VCP and Suzano acquire control of Ripasa

São Paulo, March 31, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of Latin America's largest producers of pulp and paper, announced today that it has completed acquisition, jointly with Suzano, of a controlling stake in Ripasa S.A. Celulose e Papel ("Ripasa").

On November 10, 2004 , VCP and Suzano ("the Partners") signed an agreement to buy the common and preferred shares in Ripasa directly and indirectly held by Ripasa's controlling stockholders.

In today's acquisition ("the Transfer") 129,676,966 common shares and 41,050,819 preferred shares in Ripasa, representing 77.59% of the voting stock and 46.06% of the total stock, were transferred, on an equal basis, to VCP and Suzano, for a total amount of US$549.15 million. A purchase option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$160.31 million.

After the agreement signed in November, Suzano and VCP began a series of initiatives, of which the following are the most important:

a)  Formation of work groups, supported by specialized technical consultants, to make an initial mapping of the potential synergies in light of the best practices of the Partners and of the market in management and operations. It is assumed that the two companies will continue to be competitors in the markets in which they operate, preserving the independence of their activities, and that Ripasa will be transformed into a production unit. To this end, eight such groups are working on the following themes: controller's department, finances, forest operations, industrial operations, logistics, human resources, operational planning and information technology.

b)  Formation and initial work of the project management team, to prepare appropriately for the transfer of stockholding control - which took place today – and also to validate, detail and structure the projects for effective capture of the operational synergies which are being identified.

c)  Legal, accounting and fiscal diligence necessary to provide a proper understanding of the practices, procedures and policies used in these areas.

d)  Industrial and environmental studies to analyze the best options for investment in Ripasa's industrial units, supported by an internationally recognized firm of specialized consultants.

e)  Decision on the corporate governance and management principles of Ripasa and the Partners after March 31, through a stockholders' agreement, and structuring of a special purpose company which will continue to be the controlling holding company of Ripasa while the stockholding restructuring described below is in progress.

f)  Supply, to the Brazilian antitrust agencies responsible for analysis of the act of concentration, of the information relating to the acquisition of control of Ripasa, and other information as and when available.

After the transfer the activities described above will continue, essentially with these aims:

a)  Management and corporate governance of Ripasa after 31 March, 2005

A proposal for the new independent Board of Directors of Ripasa will be submitted to an Extraordinary General Meeting of Stockholders on April 1, 2005 . This Board will be made up equally of members nominated by the partners, and will maintain representation of the minority stockholders. Also on this date the new Board will elect the new Executive Directors of Ripasa, who will be independent professionals dedicated exclusively to the management of that company.

The following will be the nominations for the Board of Directors:

Nominated by Suzano:	José Alfredo de Freitas , Luiz Cesar Pizzotti and Fabio Eduardo de Pieri Spina.
Nominated by VCP:	Gabriel José, José Guilherme Ferreira de Oliveira Gomes and Sidney Catania .

Representative of the minority stockholders: Luciano Galvão Coutinho

These names will be informed to the competent authorities, including the Brazilian antitrust authorities, for approval.

b)  Stockholding restructuring

A stockholding restructuring model is being developed to allow optimum implementation of the management model for the company, aiming to maintain the high standards of transparency, governance and efficiency, and capture the productive synergies that are being identified. This will propose the migration of the minority stockholders to VCP and Suzano, on an equal basis, based on the economic value of the companies, to be supported by an opinion being prepared by an independent financial institution (UNIBANCO – União de Bancos Brasileiros S.A.), in accordance with the law.

c)  Consortium

After March 31, 2005 work will continue on development of a consortium-based operational model, of which the following are the basic principles:

i. The assets of Ripasa (lands, buildings, machines, equipment, etc.) will be owned under a regime of condominium, held in the proportion of 50% by each partner, in accordance with Brazilian civil law.

ii.  The forestry and industrial operation will be run in a regime of sharing of results, responsibility and liabilities, in accordance with Brazilian Corporate Law as it relates to the operation of consortia.

The consortium which will operate the assets of Ripasa will not have a legal personality of its own, and the consortium partners will be responsible for providing all the funds necessary for the operation of these assets on the condominium basis in proportion to their percentage share.

It will be necessary to obtain special authorizations from the appropriate fiscal authorities for the operation of the consortium.

Each of the partners will have the right to its respective proportion of the volume of the finished products, for subsequent sale and distribution, in a completely independent and segregated manner.

Until it is transformed into a production unit, Ripasa will continue to operate in the present form.

d)  Operational synergies

The preliminary investigation of synergies by the work groups referred to above indicated a significant volume of potential initiatives able to add value to Ripasa's activities, taking as reference the practices used by Suzano and VCP, and the recognized best practices in management and operation of paper and pulp companies worldwide.

Approximately a hundred initiatives that could potentially generate value for Ripasa's business were identified: operational synergies and opportunities for improvements in operations and management of the business.

In this transition phase between the transfer of shares and the start of operations of the consortium, these initiatives will be specified in detail and reviewed, since the control is now held by the partners and thus there is now much greater visibility of Ripasa's management and operation.

Suzano and VCP hereby make clear that they will continue to be competitors in the markets in which they operate, preserving the independence of their activities.

José Luciano Penido, VCP's Director-President said: "This transaction represents an important step for VCP's consolidation in the world pulp and paper market. It confirms our leadership position in the domestic market for papers and increases our competitiveness as one of the lowest-cost producers of pulp. We are enthusiastic about this opportunity and certain that it will add value for our stockholders."

"We are implementing the Company's sustainable growth strategy, confirming that we are attentive to opportunities both for organic growth and also for growth via mergers and acquisitions, as a focus on VCP's planning for the year 2020" , Mr. Penido said.

Votorantim Celulose e Papel

VCP is one of Latin America 's largest companies in the pulp and paper sector, focusing on market pulp, and printing papers. It is listed on the São Paulo and New York Stock Exchanges. It has implemented an expansion plan which has increased its production capacity: for pulp, to 1.42 million tons, and for paper to 685,000 tons. (www.vcp.com.br)

Ripasa S/A Celulose e Papel

Ripasa, listed at Corporate Government Level I on the São Paulo Stock Exchange (Bovespa), produces pulp, printing papers, writing papers, specialty papers, paper board and cardboard. It has been operating in the sector for more than 45 years, directly employing more than 2,700 people, and is Brazil 's seventh largest producer of pulp, its fourth largest producer of writing papers, and its second largest producer of cardboard.
( www.ripasa.com.br )

CONTACTS:

Investor Relations:

Valdir Roque
Finance and Investor Relations Director

Alfredo F. Villares
Investor Relations Manager

Cristina Mello de Andrea

Natasha Nakagawa

Phone: (55 11) 3269-4168 / 4261 /4287
Fax: (55 11) 3269-4066

ir@vcp.com.br
www.vcp.com.br

SHARE PRICE: VCPA4=R$ 35.40 ADR VCP =US$ 13.29 March 30, 2004 Number of shares: 191,613,498 Market capitalization: R$ 6.8 billion US$ 2.5 billion